UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM SD SPECIALIZED DISCLOSURE REPORT

EXFO Inc. (Exact name of the registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	000-30895 (Commission File Number)	98-0131231 (IRS Employer Identification No.)

400 Godin Avenue, Quebec, Quebec, Canada (Address of principal executive offices)		G1M 2K2 (Postal code)

Benoit Ringuette, 418-683-0211 (Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
__X__ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 — Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This is the Specialized Disclosure Report on Form SD of EXFO Inc. (“EXFO” or the “Company”) for the reporting period from January 1 to December 31, 2019 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (17 CFR 240.13p-1) (collectively the “Rule”). This Specialized Disclosure Report on Form SD is also publicly available on EXFO’s Internet website at http://investors.exfo.com/sec.cfm.

Company Overview

EXFO develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

Policy Regarding Conflict Minerals

In response to the implementation guidelines published by the Securities and Exchange Commission, EXFO adopted its Policy Regarding Conflict Minerals, available on EXFO’s website, at http://investors.exfo.com/governance.cfm (the “Policy”). The Policy supports EXFO’s values and its commitment to sourcing materials from environmentally and socially responsible suppliers and is based upon industry guidance such as the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition). EXFO’s efforts are ongoing and will continue to evolve.

Reasonable Country of Origin Inquiry

EXFO has performed in good faith a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether the products it manufactured contain any Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country, or are from recycled or scrap sources. EXFO developed a survey to facilitate the disclosure by suppliers of the origin of its Conflict Minerals to EXFO and is based on Conflict Minerals reporting templates from the Electronics Industry Citizenship Coalition (“EICC”) and the Responsible Minerals Initiative (“RMI”). Since the 2018 reporting year, we started using the services of a third-party compliance expert. All suppliers that supplied parts or materials in calendar year 2019 which may contain Conflict Minerals were surveyed.

Results of the RCOI

During our RCOI in 2019, a majority of the suppliers surveyed provided responses – none of which indicated that any of the Conflict Minerals which the suppliers provide to EXFO originate from the Democratic Republic of the Congo or an adjoining country. As a result of its RCOI, EXFO has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country. In accordance with the Rule, EXFO therefore concluded that it is not required to conduct further due diligence on its supply chain or submit a Conflict Minerals Report with this disclosure.

Section 2 — Exhibits
Item 2.01 Exhibits
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
EXFO Inc.
(Registrant)
/s/ Luc Gagnon	May 27, 2020
By: Luc Gagnon, Vice-President, Manufacturing and T&M Post Sales Services	(Date)